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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):    Form 10-K    Form 20-F    Form 11-K X : Form 10-Q  Form N-SAR X

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                                                          SEC FILE NUMBER

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                                                           CUSIP NUMBER
                                                             236277109
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                  For Period Ended: December 31, 2000
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                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:
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 Read Instruction (on back page) Before Preparing Form. Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Danka Business Systems PLC
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Full Name of Registrant

N/A
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Former Name if Applicable

11201 Danka Circle North
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Address of Principal Executive Office (Street and Number)

St. Petersburg, Florida  33716
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to operational and administrative pressures on the registrant's staff resulting from work being performed by the registrant to provide information and reports required by the registrant's bank and other lenders, to maintain the registrant's relationship with, and access to, the bank lenders and other sources of financing, and to develop and implement an appropriate solution to the registrant's long-term financing requirements, the registrant has been unable to prepare its Form 10-Q within the prescribed period.

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                       Potential persons who are to respond to the collection of
(Attach Extra Sheets   information contained in this form are not required to
if Needed)             respond unless the form displays a currently valid OMB
                       control number.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Keith J. Nelsen                               (727)          579-2801
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                     Name                       (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). : Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The registrant anticipates that the Quarterly Report on Form 10-Q for the nine month period ended December 31, 2000 will reflect revenue of $498,097,000, operating loss of $31,268,000, net loss of $31,758,000 and basic net loss per American depositary share of $0.58 for the quarter ended December 31, 2000, compared to revenue of $614,485,000, operating earnings of $41,610,000, net earnings of $9,887,000 and basic net earnings per American depositary share of $0.17 for the quarter ended December 31, 1999.

     The registrant anticipates that for the nine months ended December 31, 2000, the Form 10-Q will reflect revenue of $1,566,949,000, operating loss of $57,325,000, net loss of $93,177,000 and basic net loss per American depositary share of $1.75, compared to revenue of $1,880,473,000, operating earnings of $116,761,000, net earnings of $28,889,000 and basic net earnings per American depositary share of $0.50 for the nine months ended December 31, 1999.

     The registrant anticipates that the Form 10-Q will reflect that the registrant's performance in the quarter ended December 31, 2000 was impacted by a number of factors, including the following anticipated disclosures: that the decrease in revenue was primarily due to a revised estimate of the amount of service that had been provided to customers but for which invoices had not been issued resulting in a negative impact of $11.3 million, the negative impact of foreign currency movements, weak sales in the U.S., the continuing reduction of machines under service contracts and fewer rental machines; that the decline in the registrant's gross profit margin was primarily due to lower revenue and lower margins, and increased competition and pricing pressures which are affecting the photocopier industry as a whole; and that the registrant will be eliminating approximately 1,200 positions, or approximately 8% of its workforce and will be closing or partially closing and consolidating several of its facilities, resulting in a $27.5 million pre-tax restructuring charge in December 2000, comprised of $21.8 million for severance and $5.7 million for future lease obligations on facility closures.

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                          Danka Business Systems PLC
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date February 15, 2001                 By /s/ Keith J. Nelsen
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                                         Keith J. Nelsen, Senior Vice President
                                         and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should
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     comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or
     ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).